Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

INTERIM RESULTS ANNOUNCEMENT FOR

THE SIX MONTHS ENDED JUNE 30, 2024

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the six months ended June 30, 2024 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

●           Gross transaction value (GTV)[1] was RMB1,468.9 billion for the six months ended June 30, 2024, representing a decrease of 16.2% from RMB1,752.1 billion in the same period of 2023. GTV of existing home transactions was RMB1,023.8 billion for the six months ended June 30, 2024, representing a decrease of 8.7% from RMB1,120.8 billion in the same period of 2023. GTV of new home transactions was RMB387.1 billion for the six months ended June 30, 2024, representing a decrease of 32.4% from RMB572.9 billion in the same period of 2023. GTV of home renovation and furnishing was RMB7.6 billion for the six months ended June 30, 2024, representing an increase of 24.0% from RMB6.1 billion in the same period of 2023. GTV of emerging and other services was RMB50.3 billion for the six months ended June 30, 2024, representing a decrease of 3.9% from RMB52.3 billion in the same period of 2023.

●           Net revenues were RMB39.7 billion for the six months ended June 30, 2024, relatively flat compared with RMB39.8 billion in the same period of 2023.

[1]	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

●           Net income was RMB2,333 million for the six months ended June 30, 2024, compared to RMB4,049 million in the same period of 2023. Adjusted net income[2] was RMB4,086 million for the six months ended June 30, 2024, compared to RMB5,925 million in the same period of 2023.

●           Number of stores was 45,948 as of June 30, 2024, a 6.9% increase from 43,000 as of June 30, 2023. Number of active stores[3] was 44,423 as of June 30, 2024, an 8.1% increase from 41,076 as of June 30, 2023.

●           Number of agents was 458,690 as of June 30, 2024, a 5.2% increase from 435,813 as of June 30, 2023. Number of active agents[4] was 411,478 as of June 30, 2024, relatively stable compared with 409,054 as of June 30, 2023.

●          Mobile monthly active users (MAU)[5] averaged 49.7 million for the three months ended June 30, 2024, compared to 48.0 million for the three months ended June 30, 2023.

[2]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

[3]	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

[4]	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

[5]	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

China’s real estate market was relatively muted year-over-year in the first quarter of 2024 due to a high base effect in 2023 and seasonal factors, but the second quarter saw gradual improvements as various supportive policies were implemented. We consistently maintained a neutral market perspective, continuously deepened our operations, empowered service providers and store owners, and supported the rapid growth of new businesses, all of which contributed to a high-quality operational performance. Our existing home and new home businesses outperformed the market in the first half of 2024, while home renovation and furnishing and home rental services became our new growth engines. Revenue from non-housing transaction services accounted for 34.8% of total net revenues in the first half of 2024, a significant increase of 17 percentage points compared to the same period last year, further demonstrating our solid footing to a model of “one-stop residential services platform.” Additionally, we continued to enhance shareholder returns, optimize our capital structure, and improve capital operational efficiency, creating and continuously increasing long-term value for our shareholders.

Existing home transaction services

In the first half of 2024, amidst the gradual improvement of the existing housing market, our existing home transaction services achieved robust development, benefiting from the reinforcement of our agent and store network and the advancement of refined operations.

With a goal focused on driving growth and building a harmonious ecosystem, we actively connect with high-quality brands, stores, and agents. As of June 30, 2024, the number of active stores on our platform reached 44,423, up by 8.1% year-over-year, while the number of active agents was 411,478, rising by 0.6% year-over-year.

We offer supportive initiatives such as fee discounts and installment plans to brands for the new store connections. Through our customized integration plan, we help them accelerate growth and improve efficiency, effectively unleashing their potential. Simultaneously, we have implemented refined operational measures including property listing reviews and focusing on “quality property listings”, along with technological products such as smart homeowner maintenance assistant and AI-driven home selection tools to enhance agents’ operational capabilities and efficiency. We also developed an online workbench for store owners to streamline management processes and support scientific store management.

We continue to optimize the platform ecosystem by mobilize more city operation teams to participate in high-risk store management and leveraging data capabilities to pre-identify high-risk stores and reduce the risk of violations. At the same time, we are continuously improving the underlying mechanisms of our platform ecosystem, expanding the coverage of regional co-governance councils, and encouraging store owners to actively participate in ecosystem governance, jointly promoting healthy competition in the industry.

In the operation of our self-owned brand, Lianjia, we are exploring the transformation to a one-stop residential services model based on the agent-store model. We are advancing the large store model and, at the same time, experimenting with different store formats in Shanghai Lianjia. This includes increasing community coverage through community convenience service stations and establishing stores equipped with home renovation scenarios, positioning them as gateways to one-stop residential services.

New home transaction services

In the first half of 2024, our new home transaction services significantly outperformed the industry, maintaining strong monetization capability. The resilience of our business primarily stems from expanded channel coverage and enhanced sell-through capabilities.

As the new home market shifts to a buyer’s market, the role of channels has evolved from mere sales to insight and analysis of customer needs, working with developers to address new home buyers’ pain points. Therefore, we have proactively established strategic partnerships with more high-quality developers through innovative service product models to increase our coverage of high-quality projects.

In terms of sell-through capability, we have expanded our new home agent base, and higher monetization rates for new home sales in a buyer’s market also served as a strong incentive for our agents. At the same time, we leverage technology to help precise matching of homes and buyers, identifying potential clients, and improving selling efficiency. Additionally, leveraging our capabilities on multiple residential services, we integrate existing home and new home businesses to facilitate customers to sell their old homes and buy new ones smoothly. We also provide a range of services, such as home renovation and rental, to bring service innovation to developers and address customers’ home buying challenges.

We adhered to a strict risk control baseline. Our account receivable turnover days of new home transaction services shortened to 45 days in the second quarter of 2024. Net revenue derived from the “Commission in Advance” model, with commissions prepaid by developers, accounted for around 49% of total net revenue from new home transaction services, remaining at a high level. The percentage of commission income from state-owned developers reached around 55% in the second quarter of 2024, up from around 47% in the same period of 2023.

Home renovation and furnishing services

Our home renovation and furnishing services have maintained steady growth, with a 24.0% year-on-year increase in total GTV and a 59.9% year-on-year rise in revenue for the first half of 2024. Alongside this scale growth, profitability has also strengthened, with the contribution margin for home renovation and furnishing reaching 31.0% in the first half of 2024.

In 2024, we focused on strengthening the foundational capabilities of our home renovation and furnishing services. We are advancing the development of our digital system capabilities based on Home SaaS, promoting a unified business model framework for our home renovation and furnishing services nationwide. Our Home SaaS has now been updated to version 2.5, incorporating our continuously restructured processes and standards, and it has been implemented in several cities. Compared to previous versions, Home SaaS 2.5 mainly upgrades two modules: the BIM Shared Service Centre mid-office module and the integrated material fulfillment module. These additions enable the generation of standardized construction drawings and automatic renovation quotations, enhance designer efficiency, and reduce error rates. The materials fulfillment module also achieves unified online scheduling for various main material categories, increasing the certainty of material delivery.

In terms of delivery capability optimization, we have shortened construction periods by improving order dispatch efficiency and refining construction processes. The combined construction period for basic construction and main materials in the second quarter of 2024 reduced notably year-over-year. On customized furniture delivery, by setting relevant standards and enhancing training of service providers, we improved the success rate of one-time installation of customized furniture.

Home rental services

Our home rental services have grown rapidly, with revenue primarily coming from the decentralized rental property management service Carefree Rent. As of the end of the second quarter of 2024, home units under Carefree Rent exceeded 300,000, compared with over 120,000 at the same time in 2023. The number of units managed under our centralized long-term apartments was over 14,000 by the end of the second quarter, compared to over 7,000 as of the same date of 2023.

In terms of service quality, we focus on addressing tenants’ core pain points by providing service guarantees and continuously refining our standardized service capabilities. We ensure timely and high-quality responses to tenant issues, enhancing the overall rental experience.

At the same time, we advanced the rental efficiency of Carefree Rent through various efforts, reducing the vacancy costs, and strengthening operation stability. We continuously iterate on the Carefree Rent product model to enhance our ability to withstand rental income fluctuations. In terms of renting-out, we established stable rental channels by building dedicated teams and improving productivity. Building on this foundation, combined with efficiency gains from refined operations, we have achieved an increase in the first-time rental success rate and a reduction in the number of days needed for second-time rentals.

Business Outlook

The accelerating transformation of the China’s real estate industry is driving it towards a new era, with consumers’ demand for “better living” increasingly on the rise. The growth potential for our home transaction services remains significant, and the business models and capabilities of our home renovation and furnishing and home rental services have also been validated. Looking ahead, our core goal is to build an organization that can continuously progress from one success to the next. Our next step is to achieve sustained growth by driving a positive cycle of scale, quality, and efficiency.

SHAREHOLDER RETURNS

While achieving robust performance, we also placed a high priority on shareholder returns. As at the date of this announcement, this year we have allocated approximately US$480 million to our Existing Share Repurchase Program (as defined below), repurchasing a total number of American depositary shares (the “ADSs”) that represents approximately 2.75% of our total issued shares by the end of 2023. Cumulatively, since the launch of our Existing Share Repurchase Program in September 2022 up to the date of this announcement, we have repurchased around US$1.39 billion worth of ADSs, which represents approximately 7.51% of the Company’s total issued shares prior to the launch of the Existing Share Repurchase Program. Additionally, on August 12, 2024, our board of directors has approved the upsizing and extension of our Existing Share Repurchase Program. The repurchase authorization has been increased from US$2 billion to US$3 billion, and the program’s duration has been extended to August 31, 2025. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholders return initiatives.

MANAGEMENT DISCUSSION AND ANALYSIS

Net Revenues

Net revenues were RMB39.7 billion for the six months ended June 30, 2024, relatively flat compared with RMB39.8 billion in the same period of 2023, primarily attributable to the decreased net revenues from existing and new home transaction services, offset by the expansion of our home renovation and furnishing and home rental business. Total GTV decreased by 16.2% to RMB1,468.9 billion for the six months ended June 30, 2024, from RMB1,752.1 billion in the same period of 2023, primarily attributable to the high base effect of the housing transaction market for the six months ended June 30, 2023, especially for the three months ended March 31, 2023, and the sluggish new home transaction market for the six months ended June 30, 2024, while the new home transaction market also experienced a sequential recovery month-on-month for the three months ended June 30, 2024 driven by the release of the supportive policies.

●	Net revenues from existing home transaction services decreased by 16.3% to RMB13.1 billion for the six months ended June 30, 2024, compared to RMB15.6 billion in the same period of 2023, primarily due to an 8.7% decrease in GTV of existing home transactions to RMB1,023.8 billion for the six months ended June 30, 2024, from RMB1,120.8 billion in the same period of 2023. The difference in year-over-year change rate between the GTV of existing home transactions and that of net revenues was primarily attributable to a lower commission rate for existing home transaction services charged by Lianjia stores in Beijing, and a higher contribution from GTV of existing home transactions served by connected agents on the Company’s platform, for which revenue is recorded on a net commission basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia agents is recorded on a gross basis.

Among that, (i) commission revenue decreased by 17.5% to RMB10.6 billion for the six months ended June 30, 2024, from RMB12.9 billion in the same period of 2023, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 11.9% to RMB412.4 billion for the six months ended June 30, 2024, from RMB468.2 billion in the same period of 2023 and the decreased commission rate for existing home transaction services charged by Lianjia stores in Beijing; and

(ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 10.5% to RMB2.5 billion for the six months ended June 30, 2024, from RMB2.7 billion in the same period of 2023, mainly due to a 6.3% decrease of GTV of existing home transactions served by connected agents on the Company’s platform to RMB611.5 billion for the six months ended June 30, 2024, from RMB652.6 billion in the same period of 2023.

●	Net revenues from new home transaction services decreased by 24.9% to RMB12.9 billion for the six months ended June 30, 2024, from RMB17.1 billion in the same period of 2023, primarily due to the decrease of GTV of new home transactions of 32.4% to RMB387.1 billion for the six months ended June 30, 2024, from RMB572.9 billion in the same period of 2023, partially offset by our improved monetization capability. Among that, the GTV of new home transactions facilitated on the Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 33.0% to RMB313.8 billion for the six months ended June 30, 2024, from RMB468.3 billion in the same period of 2023, while the GTV of new home transactions served by Lianjia brand decreased by 29.9% to RMB73.3 billion for the six months ended June 30, 2024, from RMB104.6 billion in the same period of 2023.

●	Net revenues from home renovation and furnishing increased by 59.9% to RMB6.4 billion for the six months ended June 30, 2024 from RMB4.0 billion in the same period of 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (in categories such as customized furniture, soft furnishings, and electrical appliances), and c) shortened lead time driven by enhanced delivery capabilities.

●	Net revenues from home rental services increased by 176.7% to RMB5.8 billion for the six months ended June 30, 2024, from RMB2.1 billion in the same period of 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

●	Net revenues from emerging and other services were RMB1.6 billion for the six months ended June 30, 2024, compared to RMB0.9 billion in the same period of 2023.

Cost of Revenues

Total cost of revenues were RMB29.1 billion for the six months ended June 30, 2024, relatively flat compared with RMB28.1 billion in the same period of 2023.

●	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 22.1% to RMB8.9 billion for the six months ended June 30, 2024 from RMB11.4 billion in the same period of 2023, primarily due to the decrease in the GTV of new home transactions facilitated through connected agents and other sales channels for the six months ended June 30, 2024 compared with the same period of 2023.

●	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 13.8% to RMB8.1 billion for the six months ended June 30, 2024, compared to RMB9.4 billion in the same period of 2023, primarily due to the decrease in the GTV of existing home and new home transactions facilitated through Lianjia agents.

●	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 57.5% to RMB4.4 billion for the six months ended June 30, 2024 from RMB2.8 billion in the same period of 2023, which was in line with net revenues from home renovation and furnishing.

●	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 143.8% to RMB5.5 billion for the six months ended June 30, 2024 from RMB2.2 billion in the same period of 2023, primarily attributable to the growth of net revenues from home rental services.

●	Cost related to stores. The Company’s cost related to stores was RMB1.4 billion for the six months ended June 30, 2024, as stable compared with RMB1.4 billion in the same period of 2023.

●	Other costs. The Company’s other costs were RMB0.9 billion for the six months ended June 30, 2024, as stable compared with RMB0.9 billion in the same period of 2023.

Gross Profit

Gross profit decreased by 9.0% to RMB10.6 billion for the six months ended June 30, 2024 from RMB11.7 billion in the same period of 2023. Gross margin was 26.8% for the six months ended June 30, 2024, compared to 29.4% in the same period of 2023. The decrease in gross margin was mainly due to: a) a lower proportion of net revenues contributed from existing home transaction services with a higher contribution margin level than other main revenue streams, and b) a lower contribution margin for new home transaction services led by a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels, and the decreased net revenues from new home transaction services with relatively flat fixed costs, partially offset by: c) a higher proportion of net revenues contributed from home renovation and furnishing with a higher contribution margin level, and d) a higher contribution margin for home rental business primarily due to improved operation efficiency and enhanced monetization capability.

Income (Loss) from Operations

Total operating expenses increased by 12.8% to RMB8.6 billion for the six months ended June 30, 2024, from RMB7.6 billion in the same period of 2023.

●	General and administrative expenses were RMB4.1 billion for the six months ended June 30, 2024, compared to RMB3.7 billion in the same period of 2023, mainly due to the increase in personnel costs resulting from the expansion of home renovation and furnishing and home rental services.

●	Sales and marketing expenses increased by 19.1% to RMB3.5 billion for the six months ended June 30, 2024, from RMB2.9 billion in the same period of 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services in line with the growth of net revenues from home renovation and furnishing for the six months ended June 30, 2024 compared to the same period of 2023.

●	Research and development expenses were RMB1.0 billion for the six months ended June 30, 2024, relatively flat compared with RMB0.9 billion in the same period of 2023.

Income from operations was RMB2.0 billion for the six months ended June 30, 2024, compared to RMB4.1 billion in the same period of 2023. Operating margin was 5.1% for the six months ended June 30, 2024, compared to 10.2% in the same period of 2023, primarily due to a) a relatively lower gross profit margin and b) the increased contribution of net revenues from home renovation and furnishing and home rental services, which was still in the ramp-up period with a relatively lower operating margin than that of housing transaction services for the six months ended June 30, 2024 compared to the same period of 2023.

Adjusted income from operations6 was RMB3.8 billion for the six months ended June 30, 2024, compared to RMB6.0 billion in the same period of 2023. Adjusted operating margin7 was 9.5% for the six months ended June 30, 2024, compared to 15.0% in the same period of 2023. Adjusted EBITDA8 was RMB5.0 billion for the six months ended June 30, 2024, compared to RMB7.1 billion in the same period of 2023.

Net Income (Loss)

Net income was RMB2.3 billion for the six months ended June 30, 2024, compared to RMB4.0 billion in the same period of 2023.

Adjusted net income was RMB4.1 billion for the six months ended June 30, 2024, compared to RMB5.9 billion in the same period of 2023.

Liquidity and Capital Resources

During the Reporting Period and up to the date of this announcement, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2024, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB59.7 billion, compared to RMB60.1 billion as of December 31, 2023. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
	(in thousands)
	(unaudited)	(unaudited)
Net cash provided by operating activities	3,857,678	7,431,689
Net cash provided by (used in) investing activities	(6,843,593)	7,633,614
Net cash used in financing activities	(5,377,054)	(2,869,607)
Effect of exchange rate change on cash, cash equivalents and restricted cash	32,161	22,137

Net increase (decrease) in cash and cash equivalents and restricted cash	(8,330,808)	12,217,833
Cash, cash equivalents and restricted cash at the beginning of the period	25,857,461	25,594,259

Cash, cash equivalents and restricted cash at the end of the period	17,526,653	37,812,092

Indebtedness

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of	As of
	June 30,	December 31,
	2024	2023
	RMB	RMB
	(in thousands)
	(unaudited)
Current:
Short-term borrowings	445,530	290,450
Lease liabilities	11,632,047	9,368,607

Sub-total	12,077,577	9,659,057

Non-current:
Lease liabilities	8,136,397	8,327,113

Total	20,213,974	17,986,170

Except as disclosed in this announcement, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2024.

Significant Investment and Material Acquisition and Disposal

The wealth management products that we subscribed for during the Reporting Period, which constituted discloseable transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as disclosed in the relevant announcement, are set out below:

Sunshine Jinfengli Zhenxiang No. C034 (陽光金豐利臻享 C034 期), Sunshine Jinfengli Zhenxiang No. C036 (陽光金豐利臻享 C036 期) and Sunshine Jinfengli Zhenxiang No. C040 (陽光金豐利臻享 C040 期) in the principal amount of RMB1 billion, RMB0.45 billion and RMB1.2 billion with Everbright Wealth Management Co., Ltd. on October 18, 2023 (redeemed on April 16, 2024), November 28, 2023 (redeemed on May 28, 2024), and February 20, 2024, respectively. For further details, please refer to the announcement of the Company dated February 20, 2024.

Save as disclosed herein, we did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2024.

Pledge of Assets

As of June 30, 2024, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as of June 30, 2024.

Gearing Ratio

As of June 30, 2024, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 42.3% (as of December 31, 2023: 40.0%).

Foreign Exchange Exposure

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 2.4% for the six months ended June 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares of the Company (the “Class A ordinary shares”) or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB55.6 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$0.6 billion. Assuming we had converted RMB55.6 billion into U.S. dollars at the exchange rate of RMB7.2672 for US$1.00 as of June 30, 2024, our U.S. dollar cash balance would have been US$8.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.5 billion instead.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of June 30, 2024, our exposure to such interest rate risk is mainly from RMB2.3 billion of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

Capital Expenditures

Our capital expenditures were RMB462 million for the six months ended June 30, 2024. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of June 30, 2024:

	Total	Remainder of 2024	2025	2026	2027	2028	Thereafter
	(RMB in thousands)
Operating lease and other commitments	1,119,600	191,755	248,771	257,415	176,338	92,961	152,360
Lease liability obligations	20,575,485	6,642,671	8,577,458	2,820,672	1,097,600	570,641	866,443

As of June 30, 2024, our operating lease and other commitments included RMB734.4 million in operating lease commitments, RMB301.7 million in capital commitments, RMB81.7 million in investment commitment, and RMB1.8 million in obligation to purchase services.

Except for the commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2024.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Employees and Remuneration

As of June 30, 2024, we had a total of 122,599 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2024:

Function	Number of employees
Agents and supporting staff	96,440
Platform operation	6,263
Research and development	1,992
Business development, sales and marketing	6,804
Administration and management	11,100
Total	122,599

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have been successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024 (the “Existing Share Repurchase Program”). As at the date of this announcement, the Company has repurchased a total of 95,012,729 ADSs (representing 285,038,187 Class A ordinary shares) on the New York Stock Exchange (“NYSE”) at an aggregate consideration of US$1,389,782,786.29 under the Existing Share Repurchase Program. On August 12, 2024, the board of directors of the Company (the “Board”) approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been increased from US$2 billion to US$3 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025 (the “Extended Share Repurchase Program”, and together with the Existing Share Repurchase Program, the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 14, 2024, the shareholders have approved to grant the Board a general unconditional mandate to purchase the Company’s own shares (the “2024 Share Repurchase Mandate”) which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2024 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 26,995,560 ADSs (representing 80,986,680 Class A ordinary shares) on the NYSE at an aggregate consideration of US$380,000,306.80. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

	Number and Method of	Price Paid per Share
Month of Repurchase	Repurchased Shares	Highest Price Paid	Lowest Price Paid	Aggregate Consideration
		(US$)	(US$)	(US$)
January 2024	21,969,609 on the NYSE	5.33	4.30	104,535,169.47
March 2024	25,029,735 on the NYSE	4.80	4.22	115,449,467.38
April 2024	24,685,980 on the NYSE	5.25	4.17	110,759,992.05
May 2024	4,385,676 on the NYSE	5.66	4.97	24,256,103.19
June 2024	4,915,680 on the NYSE	5.20	4.86	24,999,574.71
Total	80,986,680 on the NYSE			380,000,306.80

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 80,986,680 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 9,301,356 Class A ordinary shares represented by ADSs repurchased in May and June 2024 and cancelled in July 2024. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the Listing Rules) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares of the Company (the “Class B ordinary shares”) into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 3,248,679 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 2,265,648 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 983,031 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the 80,986,680 Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 3,248,679 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 77,738,001.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period and up to the date of this announcement.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles.

All major decisions are made in consultation with members of the Board, including the relevant Board committees and three independent non-executive directors. All of the directors of the Company are encouraged to participate actively in all Board and committee meetings of which they are members, and the Chairman ensures that all issues raised are properly briefed at the Board meetings. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Seconded Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since June 30, 2024 and up to the date of this announcement.

Review of Unaudited Interim Condensed Consolidated Financial Information

The unaudited interim condensed consolidated financial information of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity.” The unaudited interim condensed consolidated financial information of the Group for the six months ended June 30, 2024 have also been reviewed by the audit committee of the Board.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

Publication of Interim Results and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2024 Interim Report containing all the information required by the Listing Rules will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited reconciliation of GAAP and Non-GAAP results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 12, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2024	2023
		RMB	RMB
Net revenues:
Existing home transaction services		13,061,919	15,597,087
New home transaction services		12,850,320	17,099,714
Home renovation and furnishing		6,449,072	4,032,830
Home rental services		5,812,743	2,100,888
Emerging and other services		1,573,690	931,482

Total net revenues		39,747,744	39,762,001

Cost of revenues:
Commission-split		(8,857,846)	(11,363,560)
Commission and compensation-internal		(8,065,289)	(9,360,775)
Cost of home renovation and furnishing		(4,448,069)	(2,825,059)
Cost of home rental services		(5,481,822)	(2,248,885)
Cost related to stores		(1,365,977)	(1,415,651)
Others		(889,605)	(855,083)

Total cost of revenues		(29,108,608)	(28,069,013)

Gross profit		10,639,136	11,692,988

Operating expenses:
Sales and marketing expenses		(3,505,463)	(2,943,272)
General and administrative expenses		(4,098,494)	(3,726,483)
Research and development expenses		(971,809)	(931,529)
Impairment of goodwill, intangible assets and other long-lived assets		(36,397)	(32,775)

Total operating expenses		(8,612,163)	(7,634,059)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2024	2023
		RMB	RMB
Income from operations		2,026,973	4,058,929

Interest income, net		666,253	602,226
Share of results of equity investees		(3,735)	14,475
Fair value changes in investments, net		78,288	73,006
Impairment loss for equity investments accounted for using measurement alternative		(8,049)	(9,313)
Foreign currency exchange loss		(73,025)	(15,833)
Other income, net		901,610	727,283

Income before income tax expense		3,588,315	5,450,773
Income tax expense	5	(1,255,789)	(1,401,522)

Net income		2,332,526	4,049,251
Net loss (income) attributable to non-controlling interests shareholders		(8,691)	6,326

Net income attributable to KE Holdings Inc.		2,323,835	4,055,577

Net income attributable to KE Holdings Inc.’s ordinary shareholders		2,323,835	4,055,577

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2024	2023
		RMB	RMB
Net income		2,332,526	4,049,251
Other comprehensive income
Currency translation adjustments		120,450	893,719
Unrealized gains (losses) on available-for-sale investments, net of reclassification		32,613	(1,024)

Total other comprehensive income		153,063	892,695

Total comprehensive income		2,485,589	4,941,946

Comprehensive loss (income) attributable to non-controlling interests shareholders		(8,691)	6,326

Comprehensive income attributable to KE Holdings Inc.		2,476,898	4,948,272

Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		2,476,898	4,948,272

Weighted average number of ordinary shares used in computing net income per share, basic and diluted
– Basic	7	3,422,928,331	3,555,127,466
– Diluted	7	3,533,558,988	3,643,230,834

Net income per share attributable to ordinary shareholders
– Basic	7	0.68	1.14
– Diluted	7	0.66	1.11

Share-based compensation expenses included in:
Cost of revenues		249,834	226,566
Sales and marketing expenses		90,761	77,481
General and administrative expenses		1,090,910	1,188,897
Research and development expenses		92,926	90,038

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2024	2023
		RMB	RMB
Income from operations		2,026,973	4,058,929
Share-based compensation expenses		1,524,431	1,582,982
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		184,284	302,773
Impairment of goodwill, intangible assets and other long-lived assets		36,397	32,775

Adjusted income from operations		3,772,085	5,977,459

Net income		2,332,526	4,049,251
Share-based compensation expenses		1,524,431	1,582,982
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		184,284	302,773
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		13,278	(38,581)
Impairment of goodwill, intangible assets and other long-lived assets		36,397	32,775
Impairment of investments		8,049	9,313
Tax effects on non-GAAP adjustments		(13,410)	(13,122)

Adjusted net income		4,085,555	5,925,391

Net income		2,332,526	4,049,251
Income tax expense		1,255,789	1,401,522
Share-based compensation expenses		1,524,431	1,582,982
Amortization of intangible assets		194,518	309,914
Depreciation of property, plant and equipment		338,859	384,815
Interest income, net		(666,253)	(602,226)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		13,278	(38,581)
Impairment of goodwill, intangible assets and other long-lived assets		36,397	32,775
Impairment of investments		8,049	9,313

Adjusted EBITDA		5,037,594	7,129,765

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months
		Ended June 30,
	Note	2024	2023
		RMB	RMB
Net income attributable to KE Holdings Inc.’s ordinary shareholders		2,323,835	4,055,577
Share-based compensation expenses		1,524,431	1,582,982
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		184,284	302,773
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		13,278	(38,581)
Impairment of goodwill, intangible assets and other long-lived assets		36,397	32,775
Impairment of investments		8,049	9,313
Tax effects on non-GAAP adjustments		(13,410)	(13,122)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(14)	(14)

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders		4,076,850	5,931,703

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of June 30,	As of December 31,
	Note	2024	2023
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		9,409,071	19,634,716
Restricted cash		8,117,582	6,222,745
Short-term investments		42,222,652	34,257,958
Short-term financing receivables, net of allowance for credit losses of RMB118,595 and RMB122,482 as of June 30, 2024 and December 31, 2023, respectively		1,460,169	1,347,759
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,687,261 and RMB1,681,127 as of June 30, 2024 and December 31, 2023, respectively	4	3,904,153	3,176,169
Amounts due from and prepayments to related parties		416,759	419,270
Loan receivables from related parties		27,770	28,030
Prepayments, receivables and other assets		5,098,886	4,666,976

Total current assets		70,657,042	69,753,623

Non-current assets
Property, plant and equipment, net		2,065,608	1,965,098
Right-of-use assets		20,487,100	17,617,915
Long-term investments, net		22,132,865	23,570,988
Intangible assets, net		927,533	1,067,459
Goodwill		4,847,762	4,856,807
Long-term loan receivables from related parties		19,300	27,000
Other non-current assets		1,360,787	1,473,041

Total non-current assets		51,840,955	50,578,308

TOTAL ASSETS		122,497,997	120,331,931

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30,	As of December 31,
	Note	2024	2023
		RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	6,684,706	6,328,516
Amounts due to related parties		398,473	430,350
Employee compensation and welfare payable		6,064,974	8,145,779
Customer deposits payable		5,794,761	3,900,564
Income taxes payable		747,112	698,568
Short-term borrowings		445,530	290,450
Lease liabilities current portion		11,632,047	9,368,607
Contract liability and deferred revenue		5,422,197	4,665,201
Accrued expenses and other current liabilities		6,186,560	5,695,948

Total current liabilities		43,376,360	39,523,983

Non-current liabilities
Deferred tax liabilities	5	279,341	279,341
Lease liabilities non-current portion		8,136,397	8,327,113
Other non-current liabilities		2,791	389

Total non-current liabilities		8,418,529	8,606,843

TOTAL LIABILITIES		51,794,889	48,130,826

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30,	As of December 31,
	Note	2024	2023
		RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,529,562,630 Class A ordinary shares issued and 3,395,696,348 Class A ordinary shares outstanding(1) as of June 30, 2024; 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; and 147,500,681 and 151,354,549 Class B ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)		467	475
Treasury shares		(350,595)	(866,198)
Additional paid-in capital		73,059,977	77,583,054
Statutory reserves		811,107	811,107
Accumulated other comprehensive income		397,365	244,302
Accumulated deficit		(3,349,081)	(5,672,916)

Total KE Holdings Inc. shareholders’ equity		70,569,240	72,099,824

Non-controlling interests		133,868	101,281

TOTAL SHAREHOLDERS’ EQUITY		70,703,108	72,201,105

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		122,497,997	120,331,931

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
Cash flows from operating activities:
Net income	2,332,526	4,049,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	338,859	384,815
Amortization of intangible assets	194,518	309,914
Provision/(reversal) of allowance for expected credit losses	74,140	(7,363)
Impairment of goodwill, intangible assets and other long-lived assets	36,397	32,775
Share of results of equity investees	3,735	(14,475)
Dividend received from equity method investments	15,827	20,842
Fair value changes in investments	(78,288)	(73,006)
Impairment loss for equity investments accounted for using measurement alternative	8,049	9,313
Investment and interest income	(116,151)	(469,460)
Foreign currency exchange loss (gain)	(63,104)	15,833
Loss (gain) on disposal of property, plant and equipment and intangible assets	(202)	532
Share-based compensation expenses	1,524,431	1,582,982
Changes in assets and liabilities:
Accounts receivable and contract assets	(815,840)	599,611
Amounts due from and prepayments to related parties	2,511	(20,002)
Prepayments, receivables and other assets	(419,222)	(741,165)
Right-of-use assets	(2,714,611)	(2,678,470)
Other non-current assets	(42,320)	4,404
Accounts payable	329,145	(23,655)
Amounts due to related parties	(31,877)	(13,709)
Employee compensation and welfare payable	(2,080,805)	(1,233,377)
Customer deposits payable	1,894,197	443,771
Contract liability and deferred revenue	756,996	1,474,217
Lease liabilities	2,072,724	2,604,335
Accrued expenses and other current liabilities	585,097	1,019,760
Income taxes payable	48,544	205,121
Other liabilities	2,402	(51,105)

Net cash provided by operating activities	3,857,678	7,431,689

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
Cash flows from investing activities:
Purchases of other short-term investments	(12,308,702)	(10,541,760)
Maturities of other short-term investments	22,944,980	20,925,887
Cash paid for business combinations, net of cash acquired	(20,041)	(9,174)
Proceeds from disposal of subsidiaries and long-lived assets	4,619	8,097
Purchases of property, plant and equipment and intangible assets	(462,401)	(277,732)
Financing receivables originated	(22,602,440)	(12,452,312)
Collections of financing receivables principal	22,493,916	12,489,166
Purchases of held-to-maturity debt investments	(15,364,238)	(7,910,354)
Purchases of other long-term investments	(3,514,988)	(462,622)
Maturities of held-to-maturity debt investments	1,850,110	5,047,564
Disposal of other long-term investments	127,632	803,947
Loans to related parties	–	(47,000)
Repayments of loans from related parties	7,960	59,907

Net cash provided by (used in) investing activities	(6,843,593)	7,633,614

Cash flows from financing activities:
Repurchase of ordinary shares	(2,701,210)	(2,748,108)
Proceeds from issuance of ordinary shares upon exercise of share option	1	1
Proceeds from short-term borrowings	606,033	–
Repayments of short-term borrowings	(451,174)	(121,500)
Dividends paid to equity holders of the Company	(2,830,704)	–

Net cash used in financing activities	(5,377,054)	(2,869,607)

Effect of exchange rate change on cash, cash equivalents and restricted cash	32,161	22,137

Net increase (decrease) in cash and cash equivalents and restricted cash	(8,330,808)	12,217,833

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the period
Including:
Cash and cash equivalents at the beginning of the period	19,634,716	19,413,202
Restricted cash at the beginning of the period	6,222,745	6,181,057

Total	25,857,461	25,594,259

Cash, cash equivalents and restricted cash at the end of the period
Including:
Cash and cash equivalents at the end of the period	9,409,071	31,750,204
Restricted cash at the end of the period	8,117,582	6,061,888

Total	17,526,653	37,812,092

Supplemental disclosures:
Cash paid for income taxes	(1,113,362)	(1,177,588)
Cash paid for interest	(6,831)	(9,904)

Non-cash investing activities
Changes in accounts payable related to property, plant and equipment addition	(27,026)	9,225

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying unaudited interim condensed consolidated financial information have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial information have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, as necessary for the fair statement of the Company’s financial position as of June 30, 2024, and its results of operations and cash flows for the six months ended June 30, 2023 and 2024. The consolidated balance sheets as of December 31, 2023 have been derived from audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year or for any future period. The unaudited interim condensed consolidated financial information and related disclosures have been prepared with the presumption that users of these unaudited interim condensed consolidated financial information have read or have access to the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. Accordingly, these unaudited interim condensed consolidated financial information should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

Change in segment

In view of the increased scale and business importance of the Group’s home rental services with reported revenue exceed the quantitative threshold of reportable segment, the Group separately report home rental services from the first quarter of 2024 onwards, which is also in accordance with the way report to the Group’s chief operating decision maker. Prior period results have been recast to conform to this updated presentation for the current year. See Note 3. “Segment Information” for additional information.

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

Due to the increased scale and business importance of the Group’s home rental services, the Group separately report home rental services from the first quarter of 2024 onwards, which is also in accordance with the way report to the Group’s chief operating decision maker. Prior period results have been recast to conform to this updated presentation for the current period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Subsequent to the change, the Group operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; and iii) Other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group defines contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, property leasing costs related to rental property management service and direct costs for home renovation and furnishing. We define contribution margin as a percentage of contribution bearing to revenue.

Commission and compensation costs in existing home transaction services business are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home transaction services business are mainly to brokerage firms who sign channel sale service agreements with the Group. Commission and compensation costs in home renovation and furnishing business are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts. Property leasing costs related to rental property management service are mainly to property owners according to corresponding lease contracts.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(b)	Segments data

The following tables present summary information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
Net revenues:
Existing home transaction services	13,061,919	15,597,087
New home transaction services	12,850,320	17,099,714
Home renovation and furnishing	6,449,072	4,032,830
Home rental services	5,812,743	2,100,888
Emerging and other services	1,573,690	931,482

Total	39,747,744	39,762,001

Material costs, property leasing costs, commission and compensation costs:
Existing home transaction services	(7,032,712)	(8,169,959)
New home transaction services	(9,768,943)	(12,462,059)
Home renovation and furnishing	(4,448,069)	(2,825,059)
Home rental services	(5,481,822)	(2,248,885)
Emerging and other services	(121,480)	(92,317)

Total	(26,853,026)	(25,798,279)

(Deficit)/Contribution:
Existing home transaction services	6,029,207	7,427,128
New home transaction services	3,081,377	4,637,655
Home renovation and furnishing	2,001,003	1,207,771
Home rental services	330,921	(147,997)
Emerging and other services	1,452,210	839,165

Total	12,894,718	13,963,722

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2024	As of December 31, 2023
	RMB	RMB
New home transaction services	4,207,053	3,750,996
Existing home transaction services	566,424	483,901
Home renovation and furnishing	133,186	99,935
Home rental services	48,182	89,806
Emerging and other services	343,046	158,997

Accounts receivable	5,297,891	4,583,635
Allowance for credit losses	(1,543,534)	(1,566,129)

Accounts receivable, net	3,754,357	3,017,506

The contract assets are mainly related to the Group’s home renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of June 30, 2024	As of December 31, 2023
	RMB	RMB
Contract assets – gross	293,523	273,661
Allowance for credit losses	(143,727)	(114,998)

Contract assets, net	149,796	158,663

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
Balance at the beginning of the period	(1,566,129)	(1,951,419)
Reversal/(Additions)	(59,159)	32,991
Write-offs	81,754	204,475

Balance at the end of the period	(1,543,534)	(1,713,953)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30,	As of December 31,
	2024	2023
	RMB	RMB
– Up to 3 months	2,862,643	2,056,388
– 3 months to 1 year	600,941	617,635
– over 1 year	1,834,307	1,909,612

Accounts receivable	5,297,891	4,583,635
Less: allowance for credit losses	(1,543,534)	(1,566,129)

Accounts receivable, net	3,754,357	3,017,506

5.	TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The components of income (loss) before tax for the six months ended June 30, 2024 and 2023, are as follows:

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
Income (loss) before income tax expense
Income from China operations	4,969,234	6,935,014
Loss from non-China operations	(1,380,919)	(1,484,241)

Total income before income tax expense	3,588,315	5,450,773

The following table summarizes the Group’s income tax expenses and effective tax rates for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
	RMB	RMB
	(in thousands, except for tax rate)
Income before income tax expense	3,588,315	5,450,773
Income tax expense	1,255,789	1,401,522
Effective tax rate	35.0%	25.7%

During the six months ended June 30, 2024, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	ACCOUNTS PAYABLE

	As of June 30,	As of December 31,
	2024	2023
	RMB	RMB
Payable related to new home transaction business	4,367,295	4,081,051
Payable for home renovation materials and construction costs	1,517,637	1,375,333
Payable for advertising fees	234,941	305,108
Payable for internet service fees	229,330	166,085
Payable for leasehold improvements	119,950	92,924
Others	215,553	308,015

Total	6,684,706	6,328,516

An ageing analysis of the trade payable as at June 30, 2024 and December 31, 2023, based on the invoice date, is as follow:

	As of June 30,	As of December 31,
	2024	2023
	RMB	RMB
– Up to 3 months	6,087,605	5,980,363
– 3 months to 1 year	461,952	221,018
– Over 1 year	135,149	127,135

Total	6,684,706	6,328,516

7.	NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. Stock options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Group.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Six Months Ended June 30,
	2024	2023
	(RMB in thousands, except for share and per share data)
Numerator:
Net income attributable to KE Holdings Inc.	2,323,835	4,055,577

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,323,835	4,055,577

	For the Six Months Ended June 30,
	2024	2023
	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,422,928,331	3,555,127,466
Adjustments for dilutive share options	9,049,079	9,847,120
Adjustments for dilutive restricted shares	98,366,372	70,813,423
Adjustments for dilutive restricted share units	3,215,206	7,442,825
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,533,558,988	3,643,230,834
Net income per share attributable to ordinary shareholders:
– Basic	0.68	1.14
– Diluted	0.66	1.11

8.	DIVIDENDS

On March 14, 2024, the Board declared a final cash dividend (the “Final Cash Dividend”) of US$0.117 per ordinary share, or US$0.351 per ADS, payable in U.S. dollars. The aggregate amount of the Final Cash Dividend paid was approximately US$0.4 billion.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited interim condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”). The effects of material differences between the unaudited consolidated financial information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited interim condensed consolidated statements of comprehensive income data

	For the Six Months Ended June 30, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues
Home rental services	5,812,743	–	–	(2,162,443)	–	–	–	3,650,300
Cost
Cost of revenues	(29,108,608)	–	1,185	1,916,559	4,786	–	–	(27,186,078)
Sales and marketing expenses	(3,505,463)	–	–	20,129	(2,561)	–	–	(3,487,895)
General and administrative expenses	(4,098,494)	–	–	12,775	198,479	–	–	(3,887,240)
Research and development expenses	(971,809)	–	–	–	8,650	–	–	(963,159)
Interest income, net	666,253	–	–	(45,928)	–	–	–	620,325
Fair value changes in investments, net	78,288	–	–	–	–	–	(14,826)	63,462
Impairment loss for equity investments accounted for using measurement alternative	(8,049)	–	–	–	–	–	8,049	–
Other income, net	901,610	–	–	820,238	–	–	(6,478)	1,715,370

Income before income tax expense	3,588,315	–	1,185	561,330	209,354	–	(13,255)	4,346,929

Income tax expense	(1,255,789)	–	(209)	(28,850)	–	–	–	(1,284,848)

Net income	2,332,526	–	976	532,480	209,354	–	(13,255)	3,062,081

Net income attributable to KE Holdings Inc.	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	2,100,888	–	–	(483,688)	–	–	–	1,617,200
Cost
Cost of revenues	(28,069,013)	–	(1,021)	427,318	(55,395)	–	–	(27,698,111)
Sales and marketing expenses	(2,943,272)	–	–	16,538	(19,364)	–	–	(2,946,098)
General and administrative expenses	(3,726,483)	–	–	14,741	(231,520)	–	–	(3,943,262)
Research and development expenses	(931,529)	–	–	–	15,734	–	–	(915,795)
Interest income, net	602,226	–	–	(101,757)	–	–	–	500,469
Fair value changes in investments, net	73,006	–	–	–	–	–	(1,201)	71,805
Impairment loss for equity investments accounted for using measurement alternative	(9,313)	–	–	–	–	–	9,265	(48)
Other income, net	727,283	–	–	204,270	–	–	(2,270)	929,283

Income before income tax expense	5,450,773	–	(1,021)	77,422	(290,545)	–	5,794	5,242,423

Income tax expense	(1,401,522)	–	–	(211)	–	–	–	(1,401,733)

Net income	4,049,251	–	(1,021)	77,211	(290,545)	–	5,794	3,840,690

Net income attributable to KE Holdings Inc.	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016

Net income attributable to KE Holdings Inc.’s ordinary shareholders	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited interim condensed consolidated balance sheets data

	As of June 30, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	1,460,169	–	353	–	–	–	–	1,460,522
Lease receivables	–	–	–	5,497,046	–	–	–	5,497,046
Right-of-use assets	20,487,100	–	–	(5,023,716)	–	–	–	15,463,384
Long-term investments, net	22,132,865	–	–	–	–	–	7,848	22,140,713
Other non-current assets	1,360,787	–	(6,610)	40,169	–	–	–	1,394,346

Total assets	122,497,997	–	(6,257)	513,499	–	–	7,848	123,013,087

Accrued expenses and other current liabilities	6,186,560	–	(26,441)	(17,057)	–	–	–	6,143,062
Other Non-current liabilities	2,791	–	–	40,942	–	–	–	43,733

Total liabilities	51,794,889	–	(26,441)	23,885	–	–	–	51,792,333

Additional paid-in capital	73,059,977	29,811,702	–	–	1,143,877	45,338	–	104,060,894
Accumulated other comprehensive income	397,365	241,343	–	–	–	–	–	638,708
Accumulated deficit	(3,349,081)	(30,053,045)	20,184	489,614	(1,143,877)	(45,338)	7,848	(34,073,695)

Total shareholders’ equity	70,703,108	–	20,184	489,614	–	–	7,848	71,220,754

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	1,347,759	–	2	–	–	–	–	1,347,761
Lease receivables	–	–	–	2,775,570	–	–	–	2,775,570
Right-of-use assets	17,617,915	–	–	(2,928,681)	–	–	–	14,689,234
Long-term investments, net	23,570,988	–	–	–	–	–	21,103	23,592,091
Other non-current assets	1,473,041	–	(6,402)	28,073	–	–	–	1,494,712

Total assets	120,331,931	–	(6,400)	(125,038)	–	–	21,103	120,221,596

Accrued expenses and other current liabilities	5,695,948	–	(25,608)	(82,172)	–	–	–	5,588,168

Total liabilities	48,130,826	–	(25,608)	(82,172)	–	–	–	48,023,046

Additional paid-in capital	77,583,054	29,811,702	–	–	1,353,231	45,338	–	108,793,325
Accumulated other comprehensive income	244,302	241,343	–	–	–	–	–	485,645
Accumulated deficit	(5,672,916)	(30,053,045)	19,208	(42,866)	(1,353,231)	(45,338)	21,103	(37,127,085)

Total shareholders’ equity	72,201,105	–	19,208	(42,866)	–	–	21,103	72,198,550

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)	Provision for credit losses

1) Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(iii)	Lease accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.